Exhibit (a)(5)(G)

via electronic mail: Corporate_Secretary@oracle.com

27 October 2016

Ms. Renée J. James

Chairperson, Special Committee of the Board of Directors

Oracle Corp.

500 Oracle Parkway

Redwood City CA 94065

Dear Ms. James:

I am writing to reiterate our firm’s position on Oracle’s proposed acquisition of NetSuite. On behalf of the portfolio managers within T. Rowe Price Associates who own NetSuite shares, we would like you to know we remain unanimous in our decision not to participate in the tender offer under its present terms. In mid-October, we attempted to engage with NetSuite CEO Zach Nelson to discuss the company’s contingency planning in the event the tender offer fails on November 4 and Oracle terminates its proposed acquisition. Company management declined to meet with us and advised us to contact Oracle instead. This is the reason I am writing you today.

Our views on NetSuite are unchanged from what we stated in our letter on September 6: we view the company as a unique asset, and we have doubts as to whether a comprehensive assessment was undertaken before the NetSuite board accepted the Oracle offer of $109 per share. We have confidence in NetSuite’s ability to create significant value as an independent entity over the long term. Our conviction should be evident from our sizable, long-term investment in the company. Nevertheless, it is not in our clients’ interests, nor NetSuite’s interests, to have the current level of uncertainty continue to surround the company. For this reason, we are reaching out to the Special Committee with a proposal.

Our proposal is that Oracle raise its offer price for NetSuite to $133 per share. This value reflects the range of conclusions that the financial advisors of the two boards’ Special Committees reached in their separate fairness opinions. Specifically, it is the mean of (a) the midpoint of the Oracle financial advisors’ conservative case and base case DCF valuation analyses and (b) the high end of the NetSuite financial advisors’ fair value range. We find many areas of commonality between the financial advisors’ analysis of NetSuite’s value and our own perspectives. Therefore, our proposal is tied to and consistent with their analysis.

T. Rowe Price has been a long-term investor in NetSuite, and we believe in its future as an independent company. In fact, with strong management and sustained execution, we believe it could carry a per-share price higher than $133 over time. Nevertheless, we are contacting you today to state that if Oracle increases the offer to $133 per share, T. Rowe Price will support the transaction and tender our shares by the Nov. 4 deadline.

T. Rowe Price Associates, Inc.

troweprice.com

T: 410-345-2000

100 East Pratt Street

Baltimore, MD 21202-1009

P.O. Box 89000

Baltimore, MD 21289-0862

If you have any questions about our proposal or wish to discuss this issue further, please contact our counsel Marc Weingarten at Schulte Roth & Zabel.

Sincerely,

Robert Sharps

Vice President

T. Rowe Price Associates, Inc.

cc:	George Conrades, Member, Oracle Special Committee

Leon Panetta, Member, Oracle Special Committee

Steve Gomo, Director, NetSuite

Zach Nelson, Chief Executive, NetSuite

Marc Weingarten, Partner, Schulte Roth & Zabel

INVEST WITH CONFIDENCE